Mail Stop 3561

March 26, 2010

Via Fax & U.S. Mail

Mr. Wesley G. Bush
Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

      Re: Northrop Grumman Corporation
             Form 10-K for the year ended December 31, 2009
             Filed February 9, 2010
             File No. 1-16411

Dear Mr. Bush:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating Results, page 39

1. We note that your analysis at the segment level describes changes for the combination of Sales and Service Revenues, and Segment Operating Income. In light of the materiality of the different components of sales and service revenues, cost of sales, cost of revenues, general and administrative expenses, and goodwill impairment, please confirm that in future filings you will separately present and analyze the changes in sales, service revenues, cost of sales, cost of revenues, general and administrative expenses, goodwill impairment, and any other component to the extent material.

Liquidity and Capital resources

Free Cash Flow, page 46

2. We note your disclosure regarding the fact that you believe free cash flow is a useful measure for investors as it reflects your ability to grow by funding strategic business acquisitions and return value to shareholders through repurchasing our shares and paying dividends. This statement appears to imply that the measure represents the residual cash flow available for discretionary purposes, even though it excludes other mandatory expenditures such as debt service. Please confirm that you will revise your disclosure in future filings to eliminate any language that suggests that the measure represents residual cash flow available for discretionary purposes. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details.

Comprehensive Income, page 59
Note 16 – Retirement Benefits, page 92

3. Reference is made to the presentation of comprehensive income and the table in retirement benefits that details the change in unamortized (unrecognized) benefit plan costs. In view of the highly material impact on comprehensive income (loss) as well as stockholders' equity for the approximate $2.9 billion and $600 million change in unrecognized benefit plan costs in fiscal 2008 and 2009, respectively, please expand the notes to explain how this item is computed and impacts the consolidated financial statements. Specifically, please describe how you determine and compute its material component being net actuarial loss (gain) and explain how the unrecognized accumulated benefit plan cost can ultimately be recognized and impact operating results through its amortization. Your disclosure should also address the methodology on how amounts are amortized and realized through operations. Please revise accordingly.

Consolidated Statements of Financial Position, page 60

4. As the amount of Miscellaneous Other Assets is approximately $1.1 billion, we encourage you to provide a table in the notes that discloses the material components of these assets that is reconciled to the consolidated balance sheet amount.   In addition, please also provide disclosure of the accounting treatment for any material component.

5. As the amount of Other current liabilities approximates $1.7 billion, please disclose any item in excess of 5 percent of total current liabilities in accordance with the guidance in Rule 5-02(20) of Regulation S-X.   As an alternative for clarity and ease of investor analysis, we encourage you to provide a table in the notes that separately discloses all material components in other current liabilities (with its remaining insignificant components) that is reconciled to the consolidated balance sheet amount.   In addition, please also provide disclosure of the accounting treatment for each of its material components.

Note 1 – Revenue Recognition, page 65

6. In the 2nd paragraph under revenue recognition, you disclose that changes in estimates are recognized using the cumulative catch-up method of accounting. These changes in estimates impact contract sales, costs and profits and may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates including provision for loss; (iii) substantial incentive income or claims revenues; and (iv) significant problems encountered in performance of contracts that materially affecting operations.   As income statement comparability may be materially impacted by changes in estimates recognized using the cumulative catch-up method, we suggest that you amplify the notes to the consolidated financial statements by disclosing the aggregate amounts recognized each period from the changes in estimates made using this method of accounting.   In addition, we also suggest that any individual changes in estimates that materially impact your operating results should also be discussed accordingly.   In this regard, we believe this will afford a reader of your consolidated financial statement an ease of analysis and more informative disclosures of items impacting income statement comparability from period-to-period.   We also refer you to some analogous guidance contained in ASC Topics 605-35-50-9, 605-35-25-86 and 250-10-50-4, respectively.

7. Reference is made to the 3rd paragraph under revenue recognition where you disclose that direct and incremental set-up costs are capitalized and amortized. Please expand the notes to disclose (i) the primary type and nature of these costs capitalized; (ii) the amounts capitalized and expensed (amortized) each period; and (iii) the amount reflected as an asset at the latest balance sheet date.   Please revise accordingly.

Note 1 – Product Warranty Costs, page 66

8. In accordance with the guidance in ASC Topic 460-10-50-8, please also provide the tabular reconciliation of changes in aggregate product warranty liability for the reporting period, as provided in subsection c of the above specified accounting literature.

Note 15. Commitments and Contingencies, page 87

9. We note your disclosures indicating that in most of the cases described as commitments and contingencies, you do not believe that any adverse outcome will have a material effect on the company's consolidated financial position, results of operations, or cash flows, even though the outcome of some of these matters is uncertain. We note your disclosure in Risk Factors indicating that if certain matters are not resolved within established reserves, the outcome could have a material adverse effect on your consolidated financial position, results of operations or cash flows.   Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and that you will revise your disclosures in future filings, as applicable.

Other

10. In future filings, please include the signature of your principal accounting officer in the second signature block with your other executive officers.

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Kenneth N. Heintz, Chief Accounting Officer
(310) 556-4049